

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2025

Wes Cummins
Chief Executive Officer
Applied Digital Corporation
3811 Turtle Creek Blvd.
Suite 2100
Dallas, TX 75219

> **Re: Applied Digital Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2024**
> **File No. 001-31968**

Dear Wes Cummins:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology